KALiiN, LLC and MOBCB announce their entering into a Memorandum of Understanding (MOU) to partner together to integrate their applications, joint market and sell and to drive additional business activities. / Memphis, Tennessee, USA and Nanjing, China. – USA Release.

KALiiN is an application and an AI platform that uses artificial intelligence and machine learning, and improves multiple aspects of your life through increased efficiency and productivity. For many of its users, KALiiN's patent pending AI saves them thirty (30) to ninety (90) minutes per day. For businesses, KALiiN's powerful backend AI can be integrated into a company's existing applications to provide greater business adaptiveness, responsiveness and effectiveness.

MOBCB, an O2O technology and business solution provider to shopping malls and retailers in China. With the assistance of Artificial Intelligence (AI), Virtual Reality (VR), Augmented Reality (AR), Mobile/Cashless Payment, Indoor Positioning and Intelligent Parking, they have deployed ''Smart Malls" solution to bridge the gap between online and offline (O2O) to drive conversion from the connected shoppers. MOBCB is based in Nanjing, China and as at today, the platform is supporting over three (3) million end-users, 1,000+ retailers and 30+ malls (half of these are situated at some tier one cities in China).

The Partnership is intended to jointly integrate the two technology platforms for the mutual benefit of both companies. Mall owners, Retailers and Consumers will all benefit from this joint partnership. The application integration will afford KALiiN three (3) million users. The Partnership will be actively engaged in joint sales, business development, and R&D with a focus on AI. KALiiN has already been translated into Mandarin Simplified and Traditional, and key members of the KALiiN team are based in Hong Kong.

The companies look forward to substantially growing the deployment of their applications both individually and in integrated form on a global basis, as well as, enhanced monetization.

For more information about KALiiN, email Aubrie Wagaman at Aubrie.Wagaman@VaranIDEA.com or please go to www.kaliin.com or download KALiiN from your favorite app store.